UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-31221

Total number of pages: 54

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 27, 2017	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the nine months ended December 31, 2016
2.	Results presentation for the first nine months of the fiscal year ending March 31, 2017

Earnings Release	January 27, 2017
For the Nine Months Ended December 31, 2016	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 2, 2017
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2016 (April 1, 2016 - December 31, 2016)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2016	3,469,593	2.5%	842,336	22.9%	846,165	24.9%	589,426	19.7%
Nine months ended December 31, 2015	3,383,460	1.7%	685,505	16.8%	677,377	13.8%	492,449	29.0%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the nine months ended December 31, 2016:	562,051 million yen	17.2%
		For the nine months ended December 31, 2015:	479,714 million yen	20.0%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2016	157.89 (yen)	—
Nine months ended December 31, 2015	126.87 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
December 31, 2016	7,196,513	5,465,291	5,430,946	75.5%	1,466.01 (yen)
March 31, 2016	7,214,114	5,343,105	5,302,248	73.5%	1,409.94 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2016	—	35.00	—	35.00	70.00
Year ending March 31, 2017	—	40.00	—
Year ending March 31, 2017 (Forecasts)				40.00	80.00

(Note)	Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017 (April 1, 2016 - March 31, 2017)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2017	4,610,000	1.8%	940,000	20.0%	936,000	20.3%	655,000	19.4%	176.68 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: None

*	Notes:

(1) Changes in significant subsidiaries:	None
(Changes in significant subsidiaries for the nine months ended December 31, 2016 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting:	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	Yes
(Refer to “2. (3) Change in Accounting Policies” on page 13.)

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2016:	3,958,543,000 shares
	As of March 31, 2016:	3,958,543,000 shares

ii. Number of treasury stock:	As of December 31, 2016:	253,957,417 shares
	As of March 31, 2016:	197,926,250 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2016: For the nine months ended December 31, 2015:	3,733,198,134 shares 3,881,483,818 shares

*	Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act of Japan had not been finalized.

*	Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2017, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2017” on page 12 and “5. Special Note Regarding Forward-Looking Statements” on page 21, contained in the attachment.

2. Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2017 are based on the assumption that DOCOMO will repurchase up to 220,000,000 shares for an amount in total not to exceed ¥500,000 million, as resolved at the board of directors’ meeting held on January 29, 2016.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2016

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

The environment surrounding our business has changed significantly. In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, market entry by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, technical advancements in areas including cloud services, IoT*1, big data and artificial intelligence (AI), and new policy developments such as the full liberalization of the electricity retail market, have brought about active competition and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, positioning the current fiscal year ending March 31, 2017 (FY2016) as the year in which we intend to make “a vibrant leap toward further growth” beyond income recovery, we aim to achieve the various medium-term target indicators we announced for the fiscal year ending March 31, 2018 (FY2017) one year ahead of the schedule. In connection with the management of our business, in order to provide ever-improving value to our customers, we are promoting the two pillars of “reinforcement of our telecommunications business” and “expansion of our smart life business and other businesses” centered on our “+d” value co-creation strategy, through which we pursue the creation of new values by evolving our collaborative activities with a wide range of external partners.

In the three months ended December 31, 2016, we implemented new initiatives, such as the creation of new billing options for customers using feature phones and “Kids’ Keitai” handsets designed for children, and the launch of our “docomo Child Raising Support Program,” which offers additional benefits and convenience to families with children and helps families make precious memories. As part of our “+d” initiatives, we started the “docomo Drone Project” with the aim of solving social issues involving the using drones and promoted the following initiatives in collaboration with various partners toward the commercial launch of such services in the future:

•	Commenced a joint verification trial with MIKAWAYA21 INC. and ENROUTE CO., LTD. envisioning the commercialization of a proxy shopping service using cellular drones operated via mobile networks.

•

Commenced a joint verification trial with Mitsubishi Heavy Industries, Ltd. and Future University Hakodate for developing a new common IoT platform in the field of transportation, where the use of IoT is expected to accelerate in the future.

•

Concluded an agreement on a trial service of a VR*2 tourist guide service that leverages the next-generation 5G mobile system at the “5G Trial Site” to be rolled out by DOCOMO in collaboration with partners such as Tobu Railway Co., Ltd. and Toppan Printing Co., Ltd., with the goal of creating commercial services for 5G.

•

Conducted a test-ride event at the Ito Campus of Kyushu University prior to the verification experiment that is planned in the roadmap agreed by the Smart Mobility Promotion Consortium, which was founded by four organizations, including DOCOMO, toward the practical implementation of a self-driving bus service.

For the nine months ended December 31, 2016, despite a decrease in equipment sales revenues and a negative impact on mobile communications services revenues caused by the further expansion of our “Kake-hodai & Pake-aeru” billing scheme for the purpose of increasing returns to our customers, operating revenues increased by ¥86.1 billion from the same period of the previous fiscal year to ¥3,469.6 billion, mainly due to the recovery of telecommunications services revenues as a result of the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, and the growth in the number of “docomo Hikari” users, as well as the growth of our smart life business and other businesses such as “dmarket” and other content services.

*1	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2

Abbreviation for Virtual Reality, the concept or technology that gives users a sensation through the use of goggles and various other dedicated devices as if what they have experienced in the virtual environment was explored in the real world.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

Operating expenses decreased by ¥70.7 billion from the same period of the previous fiscal year to ¥2,627.3 billion, owing primarily to a decline of depreciation expenses as a result of our change in depreciation method used and a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite an increase in expenses associated with the expansion of “docomo Hikari” revenues and the growth of revenues from our smart life business and other businesses, as well as an increase in expenses associated with the initiatives for enhancing returns to our customers such as “docomo Child Raising Support Program.”

As a result, operating income increased by ¥156.8 billion from the same period of the previous fiscal year to ¥842.3 billion for the nine months ended December 31, 2016.

Income before income taxes and equity in net income (losses) of affiliates was ¥846.2 billion and net income attributable to NTT DOCOMO, INC. increased by ¥97.0 billion from the same period of the previous fiscal year to ¥589.4 billion for the nine months ended December 31, 2016.

Consolidated results of operations for the nine months ended December 31, 2015 and 2016 were as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Operating revenues	¥3,383.5	¥3,469.6	¥86.1	2.5%
Operating expenses	2,698.0	2,627.3	(70.7)	(2.6)

Operating income	685.5	842.3	156.8	22.9
Other income (expense)	(8.1)	3.8	12.0	—

Income before income taxes and equity in net income (losses) of affiliates	677.4	846.2	168.8	24.9
Income taxes	169.8	260.1	90.3	53.2

Income before equity in net income (losses) of affiliates	507.6	586.1	78.5	15.5
Equity in net income (losses) of affiliates	(0.8)	5.3	6.1	—

Net income	506.8	591.4	84.6	16.7
Less: Net (income) loss attributable to noncontrolling interests	(14.3)	(2.0)	12.4	86.3

Net income attributable to NTT DOCOMO, INC.	¥492.4	¥589.4	¥97.0	19.7

EBITDA margin*	34.3%	34.6%	0.3 point	—

ROE*	9.0%	11.0%	2.0 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

<Operating revenues>

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Telecommunications services	¥2,099.6	¥2,225.2	¥125.6	6.0%
Mobile communications services revenues	2,070.2	2,129.1	59.0	2.8
Voice revenues	633.4	660.2	26.8	4.2
Packet communications revenues	1,436.7	1,468.9	32.2	2.2
Optical-fiber broadband service and other telecommunications services revenues	29.5	96.1	66.6	226.1
Equipment sales	657.8	586.3	(71.5)	(10.9)
Other operating revenues	626.0	658.1	32.1	5.1

Total operating revenues	¥3,383.5	¥3,469.6	¥86.1	2.5%

Note: Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Personnel expenses	¥216.4	¥217.3	¥0.9	0.4%
Non-personnel expenses	1,754.7	1,754.8	0.1	0.0
Depreciation and amortization	457.1	334.4	(122.7)	(26.8)
Loss on disposal of property, plant and equipment and intangible assets	34.7	41.3	6.5	18.8
Communication network charges	204.7	247.6	42.9	21.0
Taxes and public dues	30.3	31.8	1.5	5.1

Total operating expenses	¥2,698.0	¥2,627.3	¥(70.7)	(2.6)%

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

ii. Segment Results

Telecommunications Business—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Operating revenues from telecommunications business	¥2,762.8	¥2,814.0	¥51.2	1.9%
Operating income (loss) from telecommunications business	616.3	744.2	127.8	20.7

Despite a decrease in equipment sales revenues and the negative impact on mobile communications services revenues caused by the further expansion of our “Kake-hodai & Pake-aeru” billing scheme for the purpose of increasing returns to our customers, operating revenues from telecommunications business for the nine months ended December 31, 2016 increased by ¥51.2 billion, or 1.9%, from ¥2,762.8 billion for the same period of the previous fiscal year to ¥2,814.0 billion, as a result of the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, and the growth in the number of “docomo Hikari” users, of which there were 2.97 million as of December 31, 2016.

Operating expenses from telecommunications business decreased by ¥76.7 billion, or 3.6%, from ¥2,146.5 billion for the same period of the previous fiscal year to ¥2,069.8 billion due primarily to a decrease in depreciation expenses as a result of our change in depreciation method used, a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite the increase in expenses associated with “docomo Hikari” revenues as well as an increase in expenses associated with initiatives for enhancing returns to our customers, such as our “docomo Child Raising Support Program.”

Consequently, operating income from telecommunications business was ¥744.2 billion, an increase of ¥127.8 billion, or 20.7%, from ¥616.3 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In October 2016, we unveiled our 2016-2017 winter/spring new product collection comprising a total of 13 models including our first original smartphone, “MONO MO-01J,” in an effort to respond to the diversifying needs of customers. The total number of subscriptions using smartphones and tablets amounted to 34.93 million as of December 31, 2016.

•

In October 2016, in conjunction with the release of LTE-enabled feature phones, we added two new options to our “Kake-hodai & Pake-aeru” billing scheme, “Kake-hodai Light (for feature phones),” which provides users with unlimited domestic voice calls of under five minutes for a flat monthly fee, and the “Keitai Pack” two-tier rate plan for packet access via feature phones. In November 2016, we launched “Kids’ Keitai Plus,” a billing plan for customers using “Kids’ Keitai” handsets. The number of “Kake-hodai & Pake-aeru” subscriptions as of December 31, 2016 totaled 35.20 million, recording an increase of 8.68 million from December 31, 2015.

•

With respect to our “docomo Hikari” optical-fiber broadband service, we strived to improve our offerings through initiatives including the launch of “docomo Hikari Type C,” which allows subscribers to use the optical-fiber broadband and Internet access services offered by our partner cable TV operators as a set. Thanks also to the “new installation fee waiver campaign” and other stepped-up promotional activities, the total number of “docomo Hikari” subscriptions grew to 2.97 million as of December 31, 2016.

•

To promote the construction of a more convenient mobile telecommunications network, we expanded the area coverage of our “PREMIUM 4G” service to 1,319 cities across Japan and 49,400 base stations as of December 31, 2016. Toward the goal of further expanding the area coverage of our LTE service, we increased the total number of LTE-enabled base stations to 154,300 stations nationwide as of December 31, 2016.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

•

In accordance with the “Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers” set forth by the Ministry of Internal Affairs and Communications, we performed measurements on the effective speeds of our Android and iOS devices. The measurement data showed we successfully improved the speeds compared to the previous year as a result of our endeavors to improve the comfort of network access through the deployment of “PREMIUM 4G.” The median values for Android and iOS devices combined were 118Mbps for downloading and 23Mbps for uploading, which represented an improvement of 166% and 110%, respectively, over the values of the previous year.

Number of subscriptions by services and other operating data were as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	December 31, 2015	December 31, 2016	Increase (Decrease)
Mobile telecommunications services	69,602	73,588	3,986	5.7%
Including: “Kake-hodai & Pake-aeru” billing plan	26,519	35,198	8,678	32.7
Mobile telecommunications services (LTE(Xi))	36,293	42,671	6,378	17.6
Mobile telecommunications services (FOMA)	33,309	30,917	(2,392)	(7.2)

Note:  Number of subscriptions to Mobile telecommunications services, Mobile telecommunications services (LTE(Xi)) and Mobile telecommunications services (FOMA) includes Communication Module services subscriptions.

<Number of handsets sold>
	Thousand units
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Number of handsets sold	18,526	20,140	1,614	8.7%
Mobile telecommunications services (LTE(Xi))
New LTE(Xi) subscription	6,360	7,019	659	10.4
Change of subscription from FOMA	2,515	2,050	(465)	(18.5)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	5,751	6,968	1,217	21.2
Mobile telecommunications services (FOMA)
New FOMA subscription	1,713	2,301	588	34.3
Change of subscription from LTE(Xi)	78	53	(25)	(32.4)
FOMA handset upgrade by FOMA subscribers	2,109	1,750	(359)	(17.0)

Churn rate*	0.59%	0.57%	(0.02)point	—

*	“Churn rate” is calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

<Trend of ARPU and MOU>

	Yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Aggregate ARPU	¥4,140	¥4,400	¥260	6.3%
Voice ARPU	1,200	1,250	50	4.2
Data ARPU	2,940	3,150	210	7.1
Packet ARPU	2,900	2,970	70	2.4
“docomo Hikari” ARPU	40	180	140	350.0

MOU (minutes)	133	137	4	3.0%

Notes:

1.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use):

Average monthly communication time per user.

2.	ARPU Calculation Methods

Aggregate ARPU= Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
Data ARPU= Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU	:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
- “docomo Hikari” ARPU	:	“docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users

3.	Active Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) /2) during the relevant period

4.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a.

Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunication services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

Smart life business—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Operating revenues from smart life business	¥373.8	¥382.0	¥8.1	2.2%
Operating income (loss) from smart life business	49.0	58.7	9.7	19.7

Operating revenues from smart life business for the nine months ended December 31, 2016 were ¥382.0 billion, an increase of ¥8.1 billion, or 2.2%, from ¥373.8 billion for the same period of the previous fiscal year, due mainly to an expansion of content services revenues such as “dmarket” and other content services, despite a decrease in revenues from our subsidiaries.

Operating expenses from smart life business were ¥323.3 billion, a decrease of ¥1.5 billion, or 0.5%, from ¥324.8 billion for the same period of the previous fiscal year, due mainly to a decrease in expenses associated with revenues from our subsidiaries and despite an increase in expenses associated with the growth in content services revenues.

As a consequence, operating income from smart life business was ¥58.7 billion, an increase of ¥9.7 billion, or 19.7%, from ¥49.0 billion for the same period of the previous fiscal year.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

<<Key Topics>>

•

In October 2016, we started to support Apple Pay*1 on our “d CARD” credit card services and “iD” contactless payment, enabling customers using the eligible devices to add “d CARD” to Apple Pay and also enabling customers using iPhone7*1, iPhone7 Plus*1and Apple Watch Series 2*1 devices to pay by “iD” when they shop in stores.

•

The combined number of “dmarket” subscriptions*2 as of December 31, 2016, reached 15.61 million, an increase of 1.35 million from December 31, 2015. Among the various “dmarket” services, “dmagazine” has been recording brisk sales and its total number of subscriptions grew to 3.46 million as of December 31, 2016, an increase of 0.70 million from December 31, 2015.

•

Starting in December 2016, the “gacco” online video learning service was adopted as the e-learning system for the “Regional Revitalization College” program operated by the Japan Productivity Center and promoted by the Office for Promotion of Regional Revitalization, Cabinet Office, Government of Japan. A total of 21 professional courses, including a course on “how to build attractive tourist destinations,” have been started under the “Regional Revitalization College” program.

Other businesses—

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Operating revenues from other businesses	¥265.6	¥294.9	¥ 29.3	11.0%
Operating income (loss) from other businesses	20.2	39.5	19.3	95.8

Operating revenues from other businesses for the nine months ended December 31, 2016 amounted to ¥294.9 billion, an increase of ¥29.3 billion, or 11.0%, from ¥265.6 billion for the same period of the previous fiscal year, driven mainly by an increase in the number of subscriptions for our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥255.4 billion, an increase of 10.0 billion, or 4.1%, from ¥245.4 billion for the same period of the previous fiscal year, as a result of rises in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, operating income from other businesses was ¥39.5 billion, an increase of ¥19.3 billion, or 95.8%, from ¥20.2 billion for the same period of the previous fiscal year.

*1	TM and © 2017 Apple Inc. All rights reserved. iPhone, Apple Watch Series and Apply Pay are trademarks of Apple Inc. The trademark iPhone is used with a license from AiPhone Co., Ltd.
*2	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine,” “dgourmet,” “dhealthcare pack” and “dliving” services under a monthly subscription arrangement.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety, security and comfort, beyond borders and across generations. We believe it is our corporate social responsibility (“CSR”) to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of IoT, medicine, healthcare, education and agriculture through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we will strive to realize a sustainable society while expanding our own businesses.

To create a better future for the earth together, in October 2016, we decided on our “DOCOMO Group’s Environmental Declaration,” which sets the group’s environmental vision, and our “Green Action Plan 2030,” which sets our environmental goals through FY2030.

The principal CSR actions we undertook during the three months ended December 31, 2016 are summarized below:

<Innovative docomo>

•	From October 2016, we started the trial offering of “Mierudenwa,” a service that automatically converts the caller’s spoken words into text in real time to assist customers with hearing difficulties.

<Responsible docomo >

•	We set up a charity website to support the people and areas affected by the hurricane that struck Haiti and collected donations using “docomo Kouza” accounts and “d POINTs.”

•

In the aftermath of the 2016 Middle Tottori Earthquake and the large-scale fire that devastated Itoigawa City, Niigata Prefecture, we implemented various measures to support the disaster victims, including measures such as the free provision of battery chargers and partial waiver of handset repair fees.

•

We held a total of approximately 6,400 sessions of our “Smartphone and Mobile Phone Safety Class” garnering a cumulative participation of approximately 1.10 million people during the nine months ended December 31, 2016. The classes enlighten participants on the rules and manners of using smartphones and mobile phones, and inform them as to how to respond to troubles that may arise with their use.

•

With the aim of facilitating communication among the disaster victims and invigorating the communities affected by the Great East Japan Earthquake, we held seven sessions of cooking classes through our group company, ABC Cooking Co., Ltd. and tablet devices classes using the “dTV” and other services for the evacuees living in temporary shelters or public reconstruction housing complexes. A total of about 100 people participated in the sessions.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Total capital expenditures	¥362.5	¥399.4	¥ 37.0	10.2%
Telecommunications business	348.1	386.3	38.2	11.0
Smart life business	9.0	9.0	0.0	0.2
Other businesses	5.4	4.1	(1.3)	(24.0)

We pursued more efficient use of capital expenditures and further cost reduction, and expanded the area coverage of our “PREMIUM 4G” service to construct a more convenient mobile telecommunications network. As a result, the total amount of capital expenditures increased by 10.2% from the same period of the previous fiscal year to ¥399.4 billion for the nine months ended December 31, 2016.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

(2) Financial Review

i. Financial Position

	Billions of yen
	December 31, 2015	December 31, 2016	Increase (Decrease)		(Reference) March 31, 2016
Total assets	¥7,274.2	¥7,196.5	¥(77.7)	(1.1)%	¥7,214.1
NTT DOCOMO, INC. shareholders’ equity	5,588.1	5,430.9	(157.1)	(2.8)	5,302.2
Liabilities	1,636.9	1,708.4	71.5	4.4	1,854.8
Including: Interest bearing liabilities	223.5	222.1	(1.3)	(0.6)	222.2

Shareholders’ equity ratio (1) (%)	76.8%	75.5%	(1.3)point	—	73.5%
Debt to Equity ratio (2) (multiple)	0.040	0.041	0.001	—	0.042

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016	Increase (Decrease)
Net cash provided by operating activities	¥844.9	¥924.9	¥80.0	9.5%
Net cash used in investing activities	(376.5)	(668.1)	(291.6)	(77.5)
Net cash provided by (used in) financing activities	(276.4)	(429.2)	(152.8)	(55.3)
Free cash flows (1)	468.4	256.8	(211.6)	(45.2)
Free cash flows excluding changes in investments for cash management purposes (2)*	388.3	442.1	53.8	13.8

Notes:	(1) Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)    Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

For the nine months ended December 31, 2016, net cash provided by operating activities was ¥924.9 billion, an increase of ¥80.0 billion, or 9.5%, from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases, which are included in decrease in receivables held for sale.

Net cash used in investing activities was ¥668.1 billion, an increase of ¥291.6 billion, or 77.5%, from the same period of the previous fiscal year. This was due mainly to increases in cash outflows for purchases of short-term investments and short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥429.2 billion, an increase of ¥152.8 billion, or 55.3%, from the same period of the previous fiscal year. This was due mainly to an increase in cash outflows for payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥179.6 billion as of December 31, 2016, a decrease of ¥174.8 billion, or 49.3%, from the previous fiscal year end.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

(3) Prospects for the Fiscal Year Ending March 31, 2017

The environment surrounding our business has changed significantly. In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, market entry by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, technical advancements in areas including cloud services, IoT, big data and artificial intelligence (AI), and new policy developments such as the full liberalization of the electricity retail market, have brought about active competition and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, in connection with our management of our business, we are promoting the two pillars of “reinforcement of our telecommunications business” and “expansion of our smart life business and other businesses” centered on our “+d” value co-creation strategy, through which we pursue the creation of new values by evolving our collaborative activities with a wide range of external partners. Through these endeavors, we expect the following prospects for the fiscal year ending March 31, 2017.

Operating revenues are estimated to be ¥4,610.0 billion, an increase of ¥82.9 billion from the previous fiscal year, driven by an increase in telecommunications services revenues resulting from the expansion of our smartphone user base and a growth of demand for tablets and other devices purchased as a second mobile device for individual use, an increase in optical-fiber broadband service and other telecommunications services revenues due to the projected growth of “docomo Hikari” users and the growth of our smart life business and other businesses such as “dmarket.”

On the expenses side, although we project an increase in expenses associated with the growth of revenues from smart life business and other businesses and the expansion of “docomo Hikari” revenues, operating expenses are expected to decrease by ¥74.1 billion to ¥3,670.0 billion, owing primarily to a decline of depreciation expenses as a result of our change in depreciation method used from the declining-balance method to the straight-line method, as well as a decrease in cost of equipment sold and initiatives to pursue further cost efficiency. Accordingly, operating income for the fiscal year ending March 31, 2017 is estimated to be ¥940.0 billion, an increase of ¥157.0 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on October 28, 2016.

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Change in Accounting Policies

Change in depreciation method

Previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. Data traffic has recently grown due to increased use of smartphones. As a way of addressing the rising data traffic, DOCOMO provides LTE-Advanced services, using the carrier aggregation technology which enables higher speeds and capacities for the LTE services. With the introduction of the carrier aggregation technology, DOCOMO is able to use its frequencies more efficiently, bringing stability to DOCOMO’s operation of its wireless telecommunications equipment. As a result, DOCOMO believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 250, “Accounting Changes and Error Corrections.”

The change in depreciation method caused a decrease in “Depreciation and amortization” by ¥109,236 million and ¥39,806 million for the nine months ended December 31, 2016 and for the three months ended December 31, 2016, respectively. “Net income attributable to NTT DOCOMO, INC.” increased by ¥74,717 million and ¥27,227 million for the nine months ended December 31, 2016 and for the three months ended December 31, 2016, respectively. “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” increased by ¥20.01 and ¥7.33 for the nine months ended December 31, 2016 and for the three months ended December 31, 2016, respectively.

13

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2016	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥354,437	¥179,601
Short-term investments	5,872	191,042
Accounts receivable	237,040	230,767
Receivables held for sale	972,851	961,178
Credit card receivables	276,492	343,822
Other receivables	381,096	383,760
Allowance for doubtful accounts	(17,427)	(20,103)
Inventories	153,876	143,270
Deferred tax assets	107,058	75,325
Prepaid expenses and other current assets	108,898	127,859

Total current assets	2,580,193	2,616,521

Property, plant and equipment:
Wireless telecommunications equipment	5,084,416	5,104,355
Buildings and structures	896,815	903,796
Tools, furniture and fixtures	468,800	463,275
Land	199,054	198,971
Construction in progress	190,261	227,849
Accumulated depreciation and amortization	(4,398,970)	(4,407,290)

Total property, plant and equipment, net	2,440,376	2,490,956

Non-current investments and other assets:
Investments in affiliates	411,395	370,689
Marketable securities and other investments	182,905	196,883
Intangible assets, net	615,013	597,394
Goodwill	243,695	236,967
Other assets	479,103	453,509
Deferred tax assets	261,434	233,594

Total non-current investments and other assets	2,193,545	2,089,036

Total assets	¥7,214,114	¥7,196,513

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥200	¥200
Short-term borrowings	1,764	1,870
Accounts payable, trade	793,084	720,342
Accrued payroll	53,837	42,098
Accrued income taxes	165,332	69,206
Other current liabilities	205,602	235,065

Total current liabilities	1,219,819	1,068,781

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,200	220,070
Accrued liabilities for point programs	75,182	72,246
Liability for employees’ retirement benefits	201,604	208,957
Other long-term liabilities	137,983	138,377

Total long-term liabilities	634,969	639,650

Total liabilities	1,854,788	1,708,431

Redeemable noncontrolling interests	16,221	22,791

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	330,482	327,228
Retained earnings	4,413,030	4,721,964
Accumulated other comprehensive income (loss)	14,888	(12,487)
Treasury stock	(405,832)	(555,439)
Total NTT DOCOMO, INC. shareholders’ equity	5,302,248	5,430,946
Noncontrolling interests	40,857	34,345

Total equity	5,343,105	5,465,291

Total liabilities and equity	¥7,214,114	¥7,196,513

14

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016
Operating revenues:
Telecommunications services	¥2,099,632	¥2,225,197
Equipment sales	657,804	586,268
Other operating revenues	626,024	658,128

Total operating revenues	3,383,460	3,469,593

Operating expenses:
Cost of services (exclusive of items shown separately below)	887,566	969,354
Cost of equipment sold (exclusive of items shown separately below)	634,521	592,460
Depreciation and amortization	457,095	334,418
Selling, general and administrative	718,773	731,025

Total operating expenses	2,697,955	2,627,257

Operating income	685,505	842,336

Other income (expense):
Interest expense	(1,219)	(368)
Interest income	717	434
Other, net	(7,626)	3,763

Total other income (expense)	(8,128)	3,829

Income before income taxes and equity in net income (losses) of affiliates	677,377	846,165

Income taxes:
Current	207,485	199,214
Deferred	(37,701)	60,867

Total income taxes	169,784	260,081

Income before equity in net income (losses) of affiliates	507,593	586,084

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(798)	5,306

Net income	506,795	591,390

Less: Net (income) loss attributable to noncontrolling interests	(14,346)	(1,964)

Net income attributable to NTT DOCOMO, INC.	¥492,449	¥589,426

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,881,483,818	3,733,198,134

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥126.87	¥157.89

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016
Net income	¥506,795	¥591,390
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(1,402)	7,863
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(108)	14
Foreign currency translation adjustment, net of applicable taxes	(10,929)	(36,653)
Pension liability adjustment, net of applicable taxes	(353)	997

Total other comprehensive income (loss)	(12,792)	(27,779)

Comprehensive income	494,003	563,611

Less: Comprehensive (income) loss attributable to noncontrolling interests	(14,289)	(1,560)

Comprehensive income attributable to NTT DOCOMO, INC.	¥479,714	¥562,051

15

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016
Operating revenues:
Telecommunications services	¥717,325	¥750,704
Equipment sales	240,959	206,160
Other operating revenues	210,189	224,386

Total operating revenues	1,168,473	1,181,250

Operating expenses:
Cost of services (exclusive of items shown separately below)	299,919	337,119
Cost of equipment sold (exclusive of items shown separately below)	248,184	228,337
Depreciation and amortization	159,988	113,880
Selling, general and administrative	237,451	245,175

Total operating expenses	945,542	924,511

Operating income	222,931	256,739

Other income (expense):
Interest expense	(674)	(11)
Interest income	333	143
Other, net	2,225	8,131

Total other income (expense)	1,884	8,263

Income before income taxes and equity in net income (losses) of affiliates	224,815	265,002

Income taxes:
Current	63,185	69,545
Deferred	(29,381)	11,842

Total income taxes	33,804	81,387

Income before equity in net income (losses) of affiliates	191,011	183,615

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(2,379)	1,966

Net income	188,632	185,581

Less: Net (income) loss attributable to noncontrolling interests	(13,318)	(1,562)

Net income attributable to NTT DOCOMO, INC.	¥175,314	¥184,019

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,881,483,812	3,714,091,197

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥45.17	¥49.55

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016
Net income	¥188,632	¥185,581
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	5,635	13,180
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(65)	72
Foreign currency translation adjustment, net of applicable taxes	(9,948)	(4,916)
Pension liability adjustment, net of applicable taxes	(120)	357

Total other comprehensive income (loss)	(4,498)	8,693

Comprehensive income	184,134	194,274

Less: Comprehensive (income) loss attributable to noncontrolling interests	(13,194)	(1,585)

Comprehensive income attributable to NTT DOCOMO, INC.	¥170,940	¥192,689

16

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Nine Months Ended December 31, 2015	Nine Months Ended December 31, 2016
Cash flows from operating activities:
Net income	¥506,795	¥591,390
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	457,095	334,418
Deferred taxes	(37,701)	60,867
Loss on sale or disposal of property, plant and equipment	17,555	24,574
Inventory write-downs	4,239	8,878
Impairment loss on marketable securities and other investments	475	2,070
Loss on sale of a subsidiary	13,117	—
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	798	(5,306)
Dividends from affiliates	9,464	8,413
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	21,079	4,884
(Increase) / decrease in receivables held for sale	(46,966)	11,673
(Increase) / decrease in credit card receivables	(18,651)	(32,410)
(Increase) / decrease in other receivables	(34,174)	281
Increase / (decrease) in allowance for doubtful accounts	2,594	2,549
(Increase) / decrease in inventories	(24,828)	1,544
(Increase) / decrease in prepaid expenses and other current assets	(7,976)	(22,822)
(Increase) / decrease in non-current receivables held for sale	1,921	29,141
Increase / (decrease) in accounts payable, trade	(82,682)	(23,224)
Increase / (decrease) in accrued income taxes	42,207	(96,056)
Increase / (decrease) in other current liabilities	37,846	28,974
Increase / (decrease) in accrued liabilities for point programs	(14,401)	(2,936)
Increase / (decrease) in liability for employees’ retirement benefits	4,275	7,376
Increase / (decrease) in other long-term liabilities	4,307	5,277
Other, net	(11,538)	(14,697)

Net cash provided by operating activities	844,850	924,858

Cash flows from investing activities:
Purchases of property, plant and equipment	(312,668)	(337,446)
Purchases of intangible and other assets	(141,412)	(142,444)
Purchases of non-current investments	(2,447)	(2,030)
Proceeds from sale of non-current investments	4,024	5,889
Purchases of short-term investments	(4,000)	(116,212)
Redemption of short-term investments	4,111	70,938
Proceeds from redemption of long-term bailment for consumption to a related party	80,000	—
Short-term bailment for consumption to a related party	—	(180,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	40,000
Other, net	(4,067)	(6,777)

Net cash used in investing activities	(376,459)	(668,082)

Cash flows from financing activities:
Proceeds from short-term borrowings	145,117	19,679
Repayment of short-term borrowings	(144,042)	(19,526)
Principal payments under capital lease obligations	(1,055)	(886)
Payments to acquire treasury stock	(0)	(149,607)
Dividends paid	(271,538)	(280,359)
Cash distributions to noncontrolling interests	(2,387)	(3,500)
Other, net	(2,467)	4,996

Net cash provided by (used in) financing activities	(276,372)	(429,203)

Effect of exchange rate changes on cash and cash equivalents	(1,008)	(2,409)

Net increase (decrease) in cash and cash equivalents	191,011	(174,836)
Cash and cash equivalents as of beginning of period	105,553	354,437

Cash and cash equivalents as of end of period	¥296,564	¥179,601

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥8,007	¥742
Cash paid during the period for:
Interest, net of amount capitalized	1,243	323
Income taxes	176,118	297,562

17

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband services, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily include “Mobile Device Protection Service,” as well as the development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016
Telecommunications business-
External customers	¥2,761,877	¥2,813,130
Intersegment	923	822

Subtotal	2,762,800	2,813,952
Smart life business-
External customers	364,924	370,817
Intersegment	8,893	11,136

Subtotal	373,817	381,953
Other businesses-
External customers	256,659	285,646
Intersegment	8,952	9,238

Subtotal	265,611	294,884

Segment total	3,402,228	3,490,789
Elimination	(18,768)	(21,196)

Consolidated	¥3,383,460	¥3,469,593

18

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2016
Telecommunications business-
External customers	¥955,486	¥956,892
Intersegment	306	438

Subtotal	955,792	957,330
Smart life business-
External customers	124,391	127,329
Intersegment	3,115	4,256

Subtotal	127,506	131,585
Other businesses-
External customers	88,596	97,029
Intersegment	3,499	4,450

Subtotal	92,095	101,479

Segment total	1,175,393	1,190,394
Elimination	(6,920)	(9,144)

Consolidated	¥1,168,473	¥1,181,250

Segment operating income (loss):

	Millions of yen
	Nine months ended December 31, 2015	Nine months ended December 31, 2016
Telecommunications business	¥616,344	¥744,186
Smart life business	48,984	58,651
Other businesses	20,177	39,499

Consolidated	¥685,505	¥842,336

	Millions of yen
	Three months ended December 31, 2015	Three months ended December 31, 2016
Telecommunications business	¥196,175	¥219,449
Smart life business	15,543	21,676
Other businesses	11,213	15,614

Consolidated	¥222,931	¥256,739

Segment operating income (loss) is segment operating revenues less segment operating expenses.

As indicated in “2. (3) Change in Accounting Policies,” previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. As a result, compared with the depreciation method used prior to April 1, 2016, operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the nine months ended December 31, 2016 increased by ¥109,037 million, ¥108 million and ¥91 million, respectively. Operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the three months ended December 31, 2016 increased by ¥39,709 million, ¥56 million and ¥41 million, respectively.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

19

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

4. Appendix

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2016	Nine months ended December 31, 2015	Nine months ended December 31, 2016
a. EBITDA	¥1,454.6	¥1,160.2	¥1,201.3

Depreciation and amortization	(625.9)	(457.1)	(334.4)
Loss on sale or disposal of property, plant and equipment	(36.5)	(17.6)	(24.6)
Impairment loss	(9.1)	—	—

Operating income	783.0	685.5	842.3

Other income (expense)	(5.0)	(8.1)	3.8
Income taxes	(211.7)	(169.8)	(260.1)
Equity in net income (losses) of affiliates	(5.1)	(0.8)	5.3
Less: Net (income) loss attributable to noncontrolling interests	(12.9)	(14.3)	(2.0)

b. Net income attributable to NTT DOCOMO, INC.	548.4	492.4	589.4

c. Operating revenues	4,527.1	3,383.5	3,469.6

EBITDA margin (=a/c)	32.1%	34.3%	34.6%
Net income margin (=b/c)	12.1%	14.6%	17.0%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii ROE

	Billions of yen
	Year ended March 31, 2016	Nine months ended December 31, 2015	Nine months ended December 31, 2016
a. Net income attributable to NTT DOCOMO, INC.	¥548.4	¥492.4	¥589.4
b. Shareholders’ equity	5,341.2	5,484.1	5,366.6

ROE (=a/b)	10.3%	9.0%	11.0%

Notes:	Shareholders’ equity (for annual period) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2015 and 2016.

Shareholders’ equity (for nine months) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2016 (or 2015) and December 31, 2016 (or 2015).

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ended March 31, 2016	Nine months ended December 31, 2015	Nine months ended December 31, 2016
Net cash provided by operating activities	¥1,209.1	¥844.9	¥924.9
Net cash used in investing activities	(375.3)	(376.5)	(668.1)

Free cash flows	833.9	468.4	256.8

Changes in investments for cash management purposes	235.1	80.1	(185.3)

Free cash flows excluding changes in investments for cash management purposes	598.7	388.3	442.1

Note:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

20

DOCOMO Earnings Release	Nine Months Ended December 31, 2016

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

21

FY2016/1-3Q Results Presentation

January 27, 2017

FY2016/1?3Q (Cumulative) Results Snapshot

YOY increase in both operating revenues/income

U.S. GAAP

Financial data

Operating revenues: Operating income:

Ą3,469.6 billion (Up 2.5% year?on?year)

Ą842.3 billion (Up 22.9% year?on?year)

Operating income by segment

Telecommunications business: Smart life business: Other businesses:

Ą744.2 billion (Up 20.7% year?on?year) Ą58.7 billion (Up 19.7% year?on?year) Ą39.5 billion (Up 95.8% year?on?year)

Consolidated financial statements in this document are unaudited

1

Selected Financial Data

U.S. GAAP

FY2015/1?3Q FY2016/1?3Q Changes

(Billions of yen) Cumulative Cumulative

(1)(2)(2) ? (1)

Operating revenues 3,383.5 3,469.6 +86.1

Operating expenses 2,698.0 2,627.3 ?70.7

Operating income 685.5 842.3 +156.8

(Excluding irregular*1 factors)(767.3)(+81.8)

Net income attributable to 492.4 589.4 +97.0

NTT DOCOMO, INC.

Capital expenditures 362.5 399.4 +37.0

Adjusted free cash flow*2 388.3 442.1 +53.8

*1: Excludes the impact on operating income caused by the change in depreciation method, etc. and the impact on operating income caused by “Zutto CarryOver,” etc.

*2: Adjusted free cash flow is calculated excluding the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

2

Results by Segment

U.S.

GAAP

FY2015/1?3Q FY2016/1?3Q Changes

Cumulative Cumulative

(Billions of yen)(1)(2)(2) – (1)

Operating revenues 2,762.8 2,814.0 +51.2

Telecommunications

business

Operating income 616.3 744.2 +127.8

Operating revenues 373.8 382.0 +8.1

Smart life

business

Operating income 49.0 58.7 +9.7

Other Operating revenues 265.6 294.9 +29.3

businesses

Operating income 20.2 39.5 +19.3

<Ref.> Smart life Operating revenues 639.4 676.8 +37.4

business and

Other businesses Operating income 69.2 98.2 +29.0

3

Key Factors behind Changes in Operating Income

U.S. GAAP



(Billions of yen)
685.5
Increase in mobile communications services revenues: Up 59.0
Increase in optical-fiber broadband service revenues, etc. : Up 66.6
Increase in other operating revenues: Up 32.1
Decrease in selling revenues: Down 71.5
Decrease in selling expenses*1: Down 43.4
Selling revenues and expenses: Down 28.1
Decrease in network-related expenses*2: Down 73.2
Increase in other operating expenses: Up 45.9
842.3
767.3
Income impact from the change of depreciation method, etc. : Up 57.0
Income impact from "Zutto CarryOver," etc.: Up 18.0
Operating revenues Up 86.1
Operating expense Down 70.7
FY15/1-3Q (Cumulative)
FY16/1-3Q (Cumulative)

*1: Sum of cost of equipment sold and commissions to agent resellers

*2: Sum of depreciation/amortization, loss on disposal of property, plant and equipment and intangible assets, and communication network charges

4

Operational Performance (1)

(Millions subs)

Mobile telecommunications Total smartphone/

Churn rate service subscriptions tablet users

73.59

69.60

34.93

31.63 0.57%

0.59%

FY15/3Q FY16/3Q FY15/3Q FY16/3Q FY15/1?3Q FY16/1?3Q (Cumulative) (Cumulative)

5

Operational Performance (2)

(Millions subs)

“Kake?hodai & Pake?aeru” new billing plan subs

“docomo Hikari” optical?fiber broadband subs

Topped 3 million on Jan. 14, 2017

35.20

26.52

FY15/3Q FY16/3Q

2.97

1.09

FY15/3Q FY16/3Q

6

ARPU/MOU

(Yen) Voice ARPU Packet ARPU docomo Hikari ARPU

4,370 4,450 4,040 4,230

60 210

2,880 2,960 2,780 2,930

1,490 1,260 1,240 1,280

FY13/3Q FY14/3Q FY15/3Q FY16/3Q

MOU

(Minutes) 117 128 136 139

For an explanation on ARPU and MOU, please see the slide “Definition and Calculation

Methods of ARPU and MOU” in this document

7

"Kake-hodai Light": Expanded Applicability

docomo

"Kake-hodai Light" voice plan can now be combined with any "Share Pack" or "Data Pack"!

"Data Pack"  For individual use	"Ultra Data LL Pack"	○
	"Ultra Data L Pack"	○
	"Data M Pack"	○
	"Data S Pack"	○ NEW
"Share Pack"  For sharing with family	"Ultra Share Pack 100"	○
	"Ultra Share Pack 50"	○
	"Ultra Share Pack 15"	○
	"Ultra Share Pack 10"	○
	"Ultra Share Pack 5"	○

To start accepting applications from Jan. 30, 2017

"Kake-hodai": ¥2,700

- ¥1,000

"Kake-hodai Light": ¥1,700

8

DOCOMO’s Student Discount

POINT 1 Discounts on basic monthly charges

Discounts of up to Ą1,500/month*1 for one year

* No new mobile phone subscription by family members, subscription to optical?fiber broadband service or purchase of a new handset/device is necessary for application.

POINT 2 “d POINTs”

Gift of 500 points/month to users subscribing to eligible services*2

“dTV” “dmagazine” “dhits” “danime store” “Osusume Pack”

POINT 3 Free coupons

Free coupons once a month*3 for use at d POINT participating stores

*1 : A discount of up to Ą1,500/month on monthly charge will be provided when “Student Discount” is combined with “U25 Special

Discount.” Users who have already signed up to “Kake?hodai & Pake?aeru” plan can receive 1,000 points/month if they subscribe to “Ultra Pack.”

*2 : Giveaway “d POINTs” will be provided on monthly service usage up to July 2017. Eligible services include “dTV”, “dmagazine”,

“dhits”, “danime store” and “Osusume Pack.”

*3 : Coupons will be provided for up to four months. Planned to start in March 2017.

9

Increased Customer Returns

Expanded to 150.0 billion (Over a 12-month period)



For low-usage customers
Expanded "Kake-hodai Light" applicability to "Data S" pack
For elderly customers
"Senior Special Discount"
For young customers
"DOCOMO's Student Discount"
For child-raising customers
"Welcome Campaign"
"docomo Child Raising Support Program"
Enrichment of new billing plan
For customers with limited voice usage
Launch of new billing plan
For low-usage customers
"Share Pack 5"
Expanded applicability of "Kake-hodai Light" to "Share Pack 5" and "Share Pack 10"
For long-term customers
Two new selectable discount courses
Expansion of "Zutto DOCOMO Discount" and introduction of reward points for contract renewal
For high-usage customers
"Ultra Pack," "Ultra Share Pack"
For "docomo feature phone" users
"Kake-hodai Light (for feature phones)"
"Keitai Pack"

10

LTE Network

docomo

Network enhancements toward 5G



Total no. of LTE base stations: 126,000
154,300
49,400
PREMIUM 4G-enabled base stations: 13,500
FY15/3Q
FY16/3Q

PREMIUM 4G™

370Mbps service using 3.5GHz band: Expanded to 104 cities across Japan

NEW

New speed enhancement techniques* to deliver

Japan's fastest **500Mbps/682Mbps** services

Planned to start in March 2017



*: 256QAM, 4X4 MIMO

- The transmission speeds described herein are theoretical maximum downlink rates specified in the technical standard and the actual rate may vary depending on the propagation conditions, etc.
- Two frequency bands of 3.5GHz and 1.7GHz are used for the provision of 370Mbps service, which is available in 64 cities nationwide.
  (The maximum downlink speed provided in areas other than Tokyo, Nagoya and Osaka is 332.5Mbps, for which the two frequency bands of 3.5GHz and 2GHz are used. The 332.5Mbps service has been rolled out in 40 cities nationwide.)

11

Effective Speed Measurement Results

docomo

Achieved further speed enhancements

(Measurement period) Oct.-Dec. 2016


Download
(Mbps)
200
100
0
71
Up 1.7-fold
118
FY15/3Q
FY16/3Q
Upload
(Mbps)
60
30
0
21
Up 1.1-fold
23
FY15/3Q
FY16/3Q
【Legend】
Max. value
Upper quartile
Median value
Lower quartile
Minimum value

- Measurements were performed in accordance with the "Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers" set forth by the Ministry of Internal Affairs and Communications. The values in the graphs represent the aggregated measurement results for Android and iOS devices.
- For details concerning the measurement method, including the cities where measurement was performed, please see the separately published material.

12

The World Envisaged by 5G

docomo



High speed/ large capacity
・Peak rate: Over 10Gbps
・System capacity: 1,000 times*
AR/VR
4K/8K video streaming
Stadium solution
Autonomous driving
5G
Smart city, smart home
Low latency
Transmission latency in Radio Access Network (RAN): 1ms or less
Remote medical services
Agricultural ICT
Connection with numerous devices
No. of simultaneously connected devices: 100 times*

*: Targets compared to the 2010 level. (When compared to 2015, target system capacity is 100 times, and target no. of simultaneously connected devices is 10 times.)

13

5G Trial Sites

docomo

Building an environment to experience new services employing 5G

- **TOBU Group**: Tourist guide service using VR/AR, etc.
- **ALSOK** (ALways Security OK): Advanced security service leveraging state-of-the-art technologies
- **JDI** (Japan Display Inc.): Multimedia services that utilize next-generation display techniques
- **TOPPAN**: Distribution of VR-based high-quality experience type content

+d

No. of partner companies continue to grow

Trial Sites	Trial launch date (planned)
Tokyo Waterfront City area Areas near TOKYO SKYTREE TOWN®	May 2017 or beyond

14

Cost Efficiency Improvement

(Billions of yen)

FY16/1?3Q FY16 full year (Cumulative) (target)

1H actual: -43

3Q actual: -39

-82 NEW

Additional reduction ?10

-110

Focus areas:

Network

Capital expenditures,

Maintenance outsourcing cost, etc.

Marketing

Sales tools, Handset repair, etc.

Other

R&D, Information system, etc.

The numbers above are the amount of cost reduction compared to the FY2015 level.

Smart Life Business & Other Businesses: Operating Income

Steadily progressing

(Billions of yen)

120.0

98.2

69.2

FY15/1-3Q FY16/1-3Q FY16 full-year (Cumulative) (Cumulative) (target)

Principal services, etc:

Smart Life business

Content services

Finance/Payment services

Group companies

Other businesses

Enterprise solutions

Support services for customers’ peace of mind, etc.

docomo

Content Services

"dmarket"


(Million subs)
14.26
15.61
FY15/3Q
FY16/3Q

"dTV" "dhits" "dmagazine"
"danime store" "dgourmet" "dkids"
"d healthcare pack" "dliving"

"Anshin Pack"


16.66
13.20
FY15/3Q
FY16/3Q

"Anshin Net Security"
"Anshin Remote Support"*
"Mobile Device Protection Service"*

*: "Anshin Remote Support" and "Mobile Device Protection Service" are included in the "Support Services for Customers' Peace of Mind"

17

Finance/Payment Services

(Million subs) “d CARD”

17.31

16.11 “d CARD Gold”

Dec. 28, 2016

Topped 2 million subs

FY15/3Q FY16/3Q

The total “d CARD” subscriptions represent the combined subscriptions to “d CARD” and “d CARD mini.”

Promotion of

No. partners: Grew to 205

74

FY15/3Q 4Q FY16/1Q 2Q 3Q

No. of “+d” partners: The number of partners that have created new value by integrating DOCOMO’s business assets with their own assets

Initiatives

“d POINT” NEW NEW

Smart life

“d Mobile Payment Plus”

Corporate Local governments NEW

Sales & Marketing IoT

5G trial site NEW

R&D AI, translation, drones

Full?scale development of Low Power Consumption IoT

LPWA network/solutions for various IoT to be rolled out from spring 2017

Cellular IoT

Cat.M / NB?IoT eDRX LoRa®

Cat.1 (currently in service)

Low speed/ Low power consumption Low price

low data volume (Operable for 10 years on battery)

…

Agriculture Vending machines Industrial machines Security Public infrastructure

Cat.M, eDRX and LoRa services are currently provided on a trial basis for verification. Please refer to the Appendices for glossary.

DOCOMO’s “Work Style Reform”

Promote self?discipline and challenge

Broader

Diversity Health and work style management productivity options

Women’s career

Intra?company step count development program Shifted working hours competition

Promotion of LGBT Work at home

Health promotion seminar awareness

DOCOMO Let’s Walk! Campaign 2016

Changing Changing our approach our to work work style

FY2016/1-3Q Summary

docomo

- Recorded YOY increase in both operating revenues and income. FY2016/1-3Q (cumulative) operating income: ¥842.3 billion.
- Operating income excluding irregular factors: ¥767.3 billion.
- Increased customer returns from previously ¥110 billion to ¥150 billion for the full year.
- Raised full-year cost efficiency improvement target to 110 billion.
- Operating income from Smart life business and Other businesses: ¥98.2 billion
- No. of “+d” partners grew from 74 to 205.
- Full-scale roll-out of low power consumption IoT services starting progressively from spring 2017.
- Promotion of “work style reform”

23

The new of today, the norm of tomorrow

Danger ahead! Smartphone?distracted walking

Appendices

LPWA Technology

【Terminology】

Cat. 1 : A category of telecommunication specification defined in the initial phase of LTE standardization (3GPP Rel-8). Realizes data rates of up to 10Mbps(downlink) and 5Mbps (uplink). Comparing to the high-speed LTE, it can provide modules by lower cost.

Cat. M : A technique that aims to lower the cost and power consumption of modules by limiting the functions of high-speed LTE. Movable while connecting to network.

NB-IoT : A newly designed technique aimed at lowering the cost and power consumption of modules. Unmovable while connecting to network.

eDRX : A technique that realizes significant reduction in power consumption through creation of sleep status by extending the interval of incoming data.

LoRa : A low-cost, low-power consumption technology that utilizes the unlicensed 920MHz band.

【Telecommunication standards】

	Cat.1	Cat.M	NB-IoT	LoRa
Technical specification	3GPP	3GPP	3GPP	LoRa Alliance
Frequency band	LTE Carrier	LTE Carrier	LTE Carrier	Unlicensed band
Peak rate (Down/Uplink)	10M/5Mbps	1M/1Mbps	29k/63kbps	50k/50kbps
Mobility (while connecting to network)	Movable	Movable	Unmovable	Unmovable

26

Services, etc., Included in Each Reportable Segment

Telecommunications business

Mobile communications services

・Xi services (LTE) ・FOMA services (3G) ・International services ・Sales of handset/equipment for each service, etc.

Optical fiber broadband service and other telecommunications services

・Optical-fiber broadband services ・Satellite communications services, etc.

Smart life business

Content services

・"dmarket" ・"Anshin Net Security" ・"Sugotoku Contents" ・"Cloud Storage Option" etc.

Finance/Payment services

・Credit service ・Proxy bill collection ・"d Mobile Payment" etc.

Group companies

・Oak Lawn Marketing, Inc. ・ABC Cooking Studio, Co. Ltd. ・docomo Healthcare, Inc. etc.

Other businesses

Enterprise solutions

・Enterprise IoT solutions ・System development/sales/maintenance services etc.

Support services for customers peace of mind

・"Mobile Device Protection Service" ・"Anshin Remote Support" etc.

27

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

?Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active users

?Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active users

?“docomo Hikari” ARPU  : “docomo Hikari”?related revenues (basic monthly charges, voice communication charges)

/ No. of active users

?In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) /2) during the relevant period

Note:

1. The number of “users” used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below: a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.

2. Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

ARPU and MOU calculation method were changed beginning with the results presentation for the first three months of the fiscal year ended March 31, 2016. Conventional ARPU calculation method is as below:

ARPU(conventional calculation): (Voice revenues + Packet revenues + Revenues accounted for in Smart ARPU)/No. of subscriptions after subtracting communication modules and MVNO subscriptions, etc. 28

Special Note Regarding Forward?Looking Statements

This presentation contains forward?looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward?looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward?looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward?looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber?attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.

29